UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2021

Commission File Number 001-33159

AERCAP HOLDINGS N.V.

(Translation of Registrant’s Name into English)

AerCap House, 65 St. Stephen’s Green, Dublin D02 YX20, Ireland, +353 1 819 2010

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Other Events

On October 29, 2021, AerCap Ireland Capital Designated Activity Company and AerCap Global Aviation Trust (together, the “Issuers”), each a wholly-owned subsidiary of AerCap Holdings N.V. (“AerCap”), issued $1.75 billion aggregate principal amount of the Issuers’ 1.150% Senior Notes due 2023 (the “2023 Notes”), $3.25 billion aggregate principal amount of the Issuers’ 1.650% Senior Notes due 2024 (the “2024 Notes”), $1.00 billion aggregate principal amount of the Issuers’ 1.750% Senior Notes due 2024 (the “2024 NC1 Notes”), $3.75 billion aggregate principal amount of the Issuers’ 2.450% Senior Notes due 2026 (the “2026 Notes”), $3.75 billion aggregate principal amount of the Issuers’ 3.000% Senior Notes due 2028 (the “2028 Notes”), $4.00 billion aggregate principal amount of the Issuers’ 3.300% Senior Notes due 2032 (the “2032 Notes”), $1.50 billion aggregate principal amount of the Issuers’ 3.400% Senior Notes due 2033 (the “2033 Notes”), $1.50 billion aggregate principal amount of the Issuers’ 3.850% Senior Notes due 2041 (the “2041 Notes” and, together with the 2023 Notes, the 2024 Notes, the 2024 NC1 Notes, the 2026 Notes, the 2028 Notes, the 2032 Notes and the 2033 Notes, the “Fixed Rate Notes”) and $0.50 billion aggregate principal amount of the Issuers’ Floating Rate Senior Notes due 2023 (the “Floating Rate Notes” and, together with the Fixed Rate Notes, the “Notes”). In connection with the issuance of the Notes, AerCap is filing the following documents solely for incorporation into the Registration Statements on Form F-3 (File Nos. 333-234028, 333-235323 and 333-260359):

Exhibits

1.1	Underwriting Agreement, dated October 21, 2021, among AerCap Ireland Capital DAC, AerCap Global Aviation Trust, AerCap Holdings N.V., AerCap Aviation Solutions B.V., AerCap Ireland Limited, International Lease Finance Corporation, AerCap U.S. Global Aviation LLC, Citigroup Global Markets Inc. and Goldman Sachs & Co. LLC.

4.1	Indenture, dated as of October 29, 2021, among AerCap Ireland Capital Designated Activity Company, AerCap Global Aviation Trust, the guarantors party thereto and The Bank of New York Mellon Trust Company, N.A., as trustee.

4.2	First Supplemental Indenture relating to the Fixed Rate Notes, dated as of October 29, 2021, among AerCap Ireland Capital Designated Activity Company, AerCap Global Aviation Trust, the guarantors party thereto and The Bank of New York Mellon Trust Company, N.A., as trustee.

4.3	Second Supplemental Indenture relating to the Floating Rate Notes, dated as of October 29, 2021, among AerCap Ireland Capital Designated Activity Company, AerCap Global Aviation Trust, the guarantors party thereto and The Bank of New York Mellon Trust Company, N.A., as trustee.

5.1	Opinion of Cravath, Swaine & Moore LLP.

5.2	Opinion of NautaDutilh N.V.

5.3	Opinion of McCann FitzGerald Solicitors.

5.4	Opinion of Morris, Nichols, Arsht & Tunnell LLP.

5.5	Opinion of Smith, Gambrell & Russell, LLP.

23.1	Consent of Cravath, Swaine & Moore LLP (included in Exhibit 5.1).

23.2	Consent of NautaDutilh N.V. (included in Exhibit 5.2).

23.3	Consent of McCann FitzGerald Solicitors (included in Exhibit 5.3).

23.4	Consent of Morris, Nichols, Arsht & Tunnell LLP (included in Exhibit 5.4).

23.5	Consent of Smith, Gambrell & Russell, LLP (included in Exhibit 5.5).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AERCAP HOLDINGS N.V.

By:	/s/ Aengus Kelly
Name:	Aengus Kelly
Title:	Authorized Signatory

Date: October 29, 2021

EXHIBIT INDEX

1.1	Underwriting Agreement, dated October 21, 2021, among AerCap Ireland Capital DAC, AerCap Global Aviation Trust, AerCap Holdings N.V., AerCap Aviation Solutions B.V., AerCap Ireland Limited, International Lease Finance Corporation, AerCap U.S. Global Aviation LLC, Citigroup Global Markets Inc. and Goldman Sachs & Co. LLC.

4.1	Indenture, dated as of October 29, 2021, among AerCap Ireland Capital Designated Activity Company, AerCap Global Aviation Trust, the guarantors party thereto and The Bank of New York Mellon Trust Company, N.A., as trustee.

4.2	First Supplemental Indenture relating to the Fixed Rate Notes, dated as of October 29, 2021, among AerCap Ireland Capital Designated Activity Company, AerCap Global Aviation Trust, the guarantors party thereto and The Bank of New York Mellon Trust Company, N.A., as trustee.

4.3	Second Supplemental Indenture relating to the Floating Rate Notes, dated as of October 29, 2021, among AerCap Ireland Capital Designated Activity Company, AerCap Global Aviation Trust, the guarantors party thereto and The Bank of New York Mellon Trust Company, N.A., as trustee.

5.1	Opinion of Cravath, Swaine & Moore LLP.

5.2	Opinion of NautaDutilh N.V.

5.3	Opinion of McCann FitzGerald Solicitors.

5.4	Opinion of Morris, Nichols, Arsht & Tunnell LLP.

5.5	Opinion of Smith, Gambrell & Russell, LLP.

23.1	Consent of Cravath, Swaine & Moore LLP (included in Exhibit 5.1).

23.2	Consent of NautaDutilh N.V. (included in Exhibit 5.2).

23.3	Consent of McCann FitzGerald Solicitors (included in Exhibit 5.3).

23.4	Consent of Morris, Nichols, Arsht & Tunnell LLP (included in Exhibit 5.4).

23.5	Consent of Smith, Gambrell & Russell, LLP (included in Exhibit 5.5).

4